UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
______________________________________________________________

FORM SD

Specialized Disclosure Report

KADANT INC.
(Exact name of registrant as specified in its charter)

Delaware	1-11406	52-1762325
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation or organization)		Identification No.)

One Technology Park Drive
Westford, Massachusetts	01886
(Address of principal executive offices)	(Zip Code)

Wes Martz (269) 278-1715

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

KADANT INC.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, and Exhibit

Kadant Inc. (“Kadant,” “we,” or the “Company”) submits this Specialized Disclosure Report on Form SD for the calendar year ended December 31, 2014.

We design and manufacture equipment used in process industries, including papermaking, paper recycling and in the production of oriented strand board. We have determined that conflict minerals, as defined in Rule 13p-1 of the Securities Exchange Act of 1934, are used in certain materials or components necessary to the functionality of certain products manufactured or contracted to be manufactured by the Company. We do not engage in mining of conflict minerals nor do we make purchases of raw ore or refined minerals and we rely on our suppliers to determine the source and origin of the conflict minerals used in our products.

For the 2014 reporting year, we conducted a reasonable country of origin inquiry (RCOI) on the source and chain of custody of the conflict minerals contained in products we manufacture or contract to manufacture. Our RCOI process was conducted for the conflict minerals we identified in our products and we believe this process was reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country, or were from recycled or scrap sources. Based on this inquiry and the representations we received from our suppliers, we were unable to determine that all the conflict minerals present in the materials or components supplied to us either originated outside the Democratic Republic of the Congo or an adjoining country, or were from recycled or scrap sources. Accordingly, we have prepared and filed our 2014 Conflict Minerals Report as an exhibit to this filing.

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report for the calendar year ended December 31, 2014, is included as an exhibit to this Form SD, and is also available on our website at www.kadant.com. The content of any website referred to in this report is included for general information only and is not incorporated by reference in this report.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 - Conflict Minerals Report of Kadant Inc. for the calendar year ended December 31, 2014.

KADANT INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KADANT INC.

Date: June 1, 2015	By:	/s/ Thomas M. O’Brien
Thomas M. O’Brien Executive Vice President and Chief Financial Officer

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